Exhibit 99.1

STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2010

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Consolidated Balance Sheets
As at November 30, 2010 and February 28, 2010
(unaudited, in thousands of Canadian dollars)

	November 30,	February 28,
	2010	2010

ASSETS
Current Assets
Cash	$1,068	$3,581
Accounts receivable	294	220
Prepaid expenses and deposits (Note 3)	461	486
Total current assets	1,823	4,287

Mineral properties (Note 4)	127,526	124,172
Equipment (Note 5)	315	390
Total assets	$129,664	$128,849

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,434	$674
Total current liabilities	1,434	674

Deferred compensation (Note 8)	-	385
Future income tax liability	9,554	9,944

SHAREHOLDERS' EQUITY
Share capital	138,642	136,660
Contributed surplus	13,463	13,024
Warrants	1,209	1,020
Deficit	(34,638)	(32,858)
Total shareholders' equity	118,676	117,846
Total liabilities and shareholders' equity	$129,664	$128,849
Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 9)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 2

Consolidated Statements of Operations and Comprehensive Loss
For the three and nine months ended November 30, 2010 and November 30, 2009
(unaudited, in thousands of Canadian dollars except loss per share)

	Three months ended		Nine months ended
	November 30,		November 30,
	2010	2009	2010	2009
Expenses
General and administrative
Consulting	$-	$4	$51	$9
Directors' fees	52	51	166	173
Investor relations	12	27	93	82
Legal and audit	29	31	207	110
Compensation	118	157	343	425
Rent and office services	116	128	341	354
Transfer and regulatory fees	43	8	68	68
Travel and conferences	16	49	63	87
	386	455	1,332	1,308

Amortization of equipment	20	28	59	83
Foreign exchange loss (gain)	(41)	-	50	-
Stock-based compensation (Note 7 & Note 8)	81	(1)	365	228
Interest income	(2)	(12)	(114)	(22)

Loss before income taxes	444	470	1,692	1,597

Income and capital taxes	-	-	450	-

Future income tax expense (recovery)	(57)	(120)	(361)	(347)
Net loss and comprehensive loss for the period	$387	$350	$1,781	$1,250
Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.00
Weighted average number of shares outstanding	578,022	418,971	539,256	361,238

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 3

Consolidated Statements of Cash Flow
For the three and nine months ended November 30, 2010 and November 30, 2009
 (unaudited, in thousands of Canadian dollars)

	Three months ended		Nine months ended
	November 30,		November 30,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net loss for the period	$(387)	$(350)	$(1,781)	$(1,250)
Non-cash charges (credits) to earnings:
Future income tax expense (recovery)	(57)	(120)	(361)	(347)
Amortization of equipment	20	28	59	83
Stock based compensation expense	114	(1)	414	228
Unrealized change on deferred compensation	(96)	-	(127)	-
Changes in non-cash working capital:
Decrease / (increase) in accounts receivables	(141)	(173)	(74)	525
Decrease in prepaid expenses and deposits	74	10	25	(22)
Decrease in deferred acquisition costs	-	324	-	-
Decrease in accounts payable and accrued liabilities	(112)	(104)	547	(642)
Increase / (decrease) in deferred compensation	(36)	-	(169)	-
Net cash used in operating activities	(621)	(386)	(1,467)	(1,425)
INVESTING ACTIVITIES
Mineral properties	(990)	(460)	(3,218)	(2,356)
Cash received on acquisition of assets, net of acquisition costs	-	1,435	-	1,435
Net cash used in investing activities	(990)	975	(3,218)	(921)
FINANCING ACTIVITIES
Issuance of shares	-	-	2,385	-
Repayment of capital lease obligations	-	(9)	-	(58)
Share issue costs	-	-	(213)	-
Net cash provided by financing activities	-	(9)	2,172	(58)
Decrease in cash	(1,611)	580	(2,513)	(2,404)
Cash at beginning of period	2,679	915	3,581	3,899
Cash at end of period	$1,068	$1,495	$1,068	$1,495
Supplemental Disclosures
Interest received	$2	$12	$114	$22
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 4

Consolidated Statements of Changes in Shareholders’ Equity
For the three and nine months ended November 30, 2010 and November 30, 2009
 (unaudited, in thousands of Canadian dollars)

	November 30, 2010		November 30, 2009
	Number	Amount	Number	Amount
Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued
Common Shares
Balance at beginning of period	549,967,311	$138,642	332,685,899	$120,918
Capital stock issued:	-	-
Acquisition of assets	-	-	148,149,072	13,334
Transfer of capital stock
Transfer to warrants on issuance of warrants	-	-	-	-
Share issuance costs		-	-	-
Balance at end of period	549,967,311	138,642	480,834,971	134,252
Contributed surplus
Balance at beginning of period		13,373		12,341
Stock based compensation expense (Note 7)		90		287
Acquisition of assets		-		101
Expiration of warrants		-
Balance at end of period		13,463		12,729
Warrants
Balance at beginning of period	42,086,009	1,209	1,207,100	751
Issued	-	-	-	-
Acquisition of assets	-	-	28,367,328	228
Expired	(2,913,456)	-	-	-
Balance at end of period	39,172,553	1,209	29,574,428	979
Deficit
Balance at beginning of period		(34,251)		(28,968)
Net loss		(387)		(1,250)
Balance at end of period		(34,638)		(30,218)
Shareholders' equity at end of period		$118,676		$117,742

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 5

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.           Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America (Note 4).

The Company is an advanced exploration company. Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.

Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009. The three primary assets acquired in the acquisition are as follows:

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver property located in California, and
•
a portfolio of Nevada gold properties located in a historic high-grade mining district. The exploration on these properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in the property by spending US$1.5 million on any or all of the properties by January 2012.

Given seasonal variation in weather, a great proportion of exploration and property spending is typically incurred in the second and third quarters of the fiscal year.

As an advanced exploration company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest in the underlying mineral claims on an advantageous basis, all of which are uncertain.  Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity or debt instruments, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  However, there is no assurance that the Company will be successful in these actions.  These financial statements do not reflect the adjustments, which could be material, to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate.

2.           Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information. Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. In the opinion of management, all adjustments considered necessary for fair presentation have been included.  Operating results for the three and nine months ended November 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending February 28, 2011.

STARFIELD RESOURCES INC. - 6

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2010. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2010.

3.	Prepaid Expenses and Deposits

	November 30,	February 28,
	2010	2010
Deposits - property leases	$274	$274
Prepaid insurance	113	100
Other	74	112
	$461	$486

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

4.	Mineral Properties
	Ferguson Lake	Stillwater	Moonlight	Nevada	November 30,	February 28,
	Project	Project	Project	Projects	2010	2010
Property acquisitions and maintenance costs
Balance, beginning of period	$2,988	$9,262	$4,630	$1,000	$17,880	$2,694
Nevoro acquisition	-	-	-	-	-	14,892
Maintenance	148	92	61	-	301	294
Balance, end of period	$3,136	$9,354	$4,691	$1,000	$18,181	$17,880

Exploration costs
Balance, beginning of period	$106,144	$44	$104	$-	$106,292	$102,685
Compensation (Note 7 & Note 8)	740	102	80	-	922	1,530
Air support including helicopter moves	396	-	-	-	396	133
Diamond drilling	166	-	-	-	166	127
Camp support costs, including fuel	68	68	29	-	165	421
Diamond exploration program	10	-	-	-	10	636
Recovery of diamond exploration program expenses	(11)	-	-	-	(11)	(636)
Analytical and geophysical services	952	170	283	-	1,405	1,396
Balance, end of period	$108,465	$384	$496	$-	$109,345	$106,292

Mineral properties	$111,601	$9,738	$5,187	$1,000	$127,526	$124,172

a)         Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

STARFIELD RESOURCES INC. - 7

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b)       Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement, executed January 1, 2004, and the Mountain View Lease Agreement signed February 1, 2004. An additional 9,680 acres was added in August 2009 through a purchase and sale agreement with Beartooth Platinum Corporation.

The Basal Zone Lease Agreement leases the Company mineral claims, and expires January 1, 2014. The Company is required to make the following payments pursuant to the lease agreement - US$1.5 per month from the third anniversary of the date of execution and US$2 per month from the sixth anniversary of the date of execution until the end of the lease.

Under the Basal Zone Lease Agreement, a 2% production royalty is payable by Starfield on the sales of ores and concentrates; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by Starfield.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by Starfield on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire, the Benbow chromite mine which is adjacent to the Stillwater project in Montana. The mine would be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

STARFIELD RESOURCES INC. - 8

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The Company has the option to purchase the Benbow mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c)      Moonlight Project

The Moonlight Project is comprised of the Teagan Claims and the California- Engels Claims.  During the quarter ended November 30, 2010, the Company dropped certain claims that were considered to be uneconomic.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d)       Nevada Properties

Starfield holds a portfolio of two properties (Dome Hill and Stealth), located in a historic high-grade mining district.  The Stealth property is located in the state of Nevada, and the Dome Hill property straddles the Nevada-California border.  During the quarter ended November 30, 2010, the Company dropped certain claims that were considered to be uneconomic.

On July 6, 2009, the Company signed an agreement with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.  On February 10, 2010, the Company amended its agreement with Golden Predator where Golden Predator can acquire up to a 75% interest in only one of Starfield’s Nevada properties.

Golden Predator can earn an initial 51% interest in the property by spending US$1.5 million on the property within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.

STARFIELD RESOURCES INC. - 9

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

5.	Equipment

	November 30, 2010			February 28, 2010
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$335	$207	$128	$335	$185	$150
Exploration equipment	366	310	56	366	294	72
Equipment under capital lease	578	447	131	578	410	168
	$1,279	$964	$315	$1,279	$889	$390

6.	Financing

On December 22, 2009, the Company issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2,375. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $190, with a future tax impact of $51.

On December 31, 2009, the Company issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $79, with a future tax impact of $21.

On January 13, 2010, the Company issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the equity financings outlined above, the Company issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance.  A relative fair value calculation was used to determine the carrying value of the warrants. The 2,670,046 broker warrants were assigned a fair value of $41. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.34 1.47%
Expected life of warrants	2 years
Annualized volatility	98.55 98.63%
Dividend rate	0.00%

In aggregate, the Company issued a total of 41,077,636 common shares for gross proceeds of $4,136 and 2,670,046 broker warrants with proceeds of $41. The total issuance costs were $450 with a future tax impact of $121.

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $174 and issued 1,823,555 broker warrants exercisable at $0.085 in connection with the offering.

STARFIELD RESOURCES INC. - 10

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The warrants were assigned a fair value of $190. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.21 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 114.28%
Dividend rate	0.00%

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company paid issuance costs of $496 and issued 6,829,563 broker warrants, expiring 24 months from the closing date, in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

7.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Nine months ended		Twelve months ended
	November 30, 2010		February 28, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	41,712	$0.56	19,428	$0.97
Granted	400	0.10	10,800	0.11
Nevoro acquisition	-	-	15,384	0.49
Exercised	-	-	-	-
Cancelled or expired	(12,136)	0.44	(3,900)	1.48
Balance at end of period	29,976	$0.61	41,712	$0.56

STARFIELD RESOURCES INC. - 11

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following stock options were outstanding at November 30, 2010:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)

$0.09 - $0.25	11,400,000	4.20	0.11	5,550,000	$0.11
$0.26 - $0.50	7,132,424	1.38	0.31	7,132,424	0.31
$0.51 - $1.00	2,208,440	1.87	0.77	2,208,440	0.77
$1.01 - $1.50	4,385,000	1.87	1.11	4,385,000	1.11
$1.50 - $2.00	4,850,000	1.74	1.68	4,850,000	1.68
	29,975,864	2.62	$0.61	24,125,864	$0.73

During the nine months ended November 30, 2010, the Company granted 400,000 stock options (November 30, 2009 - nil) with a fair value of $16 (November 30, 2009 - $nil) to directors, employees and consultants. The Company recognized $348 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $45 was capitalized to the compensation category under mineral properties (November 30, 2009 -$287, $230 capitalized). The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current quarter was nil (November 30, 2009 - nil).

The estimated value of the options granted will be recognized over the vesting period. As at November 30, 2010, there is $125 (November 30, 2009 - $11) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

8.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the nine months ended November 30, 2010, $66 was recorded to stock-based compensation expense, of which $51 was capitalized to mineral properties (November 30, 2009 - $568, $278 capitalized). 1,403,743 DCUs were redeemed during the nine months ended November 30, 2010. The outstanding DCUs were marked-to-market at November 30, 2010, and as a result, $9 was added to stock-based compensation expense, due to the change in Starfield’s share price, of which $7 was added to mineral properties (November 30, 2009 - $234, $115 capitalized).

At November 30, 2010, deferred compensation was classified as a current liability and included in accounts payable and accrued liabilities.

STARFIELD RESOURCES INC. - 12

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following is a continuity of the DCUs for the periods indicated:
	Nine months ended		Twelve months ended
	November 30, 2010		February 28, 2010
	Number	Amount	Number	Amount
Balance at beginning of period	4,052,052	$385	-	$-
Issued	-	-	4,052,052	758
Net increase (redeemed)	(1,403,743)	(58)	-	-
Mark-to-market adjustment	-	(142)	-	(373)
Balance at end of period	2,648,309	$185	4,052,052	$385

9.	Commitments and Contingencies

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $149 (November 30, 2009 - $176). The total minimum obligation remaining under this lease is $439 (November 30, 2009 - $768). The Company has taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011. Minimum annual rents are $83.  This property has been sub-leased.

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

The minimum lease payments on the leases are as follows:

2011	$58
2012	293
2013	151
2014	102
$604

10.	Segmented Information

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

As at	November 30, 2010		February 28, 2010
	Canada	USA	Canada	USA

Cash	$1,068	$-	$3,581	$-
Accounts receivable	294	-	220	-
Prepaid expenses and deposits	436	25	460	26
Mineral properties	111,601	15,925	109,132	15,040
Equipment	315	-	390	-
	$113,714	$15,950	$113,783	$15,066

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Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2010
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

11.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended November 30, 2010.  The Company is not subject to externally imposed capital requirements.

12.	Subsequent Event

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company paid issuance costs of $496 and issued 6,829,563 broker warrants, expiring 24 months from the closing date, in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

STARFIELD RESOURCES INC. - 14